June 3, 2019

Jie Yu
Chief Financial Officer
Luokung Technology Corp.
LAB 32, SOHO 3Q, No 9, Guanghua Road
Chaoyang District
Beijing
People's Republic of China, 100020

       Re: Luokung Technology Corp.
           Supplemental Response dated May 23, 2019
           Registration Statement on Form F-3
           File No. 333-231127

Dear Mr. Yu:

       We have reviewed your supplemental response and have the following comment. Our reference to a prior comment is to a comment in our May 17, 2019 letter.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Supplemental Response dated May 23, 2019

General

1. Your response to prior comment 2 indicates that arbitration is intended to be the exclusive means for resolving matters with your shareholders and that the arbitration provision is intended to apply to claims made under U.S. federal securities laws. Please revise your
       Description of Share Capital section to fully describe the provision and add risk factor disclosure regarding how this provision impacts your shareholders, including:

           a description of the relevant forum for arbitration;
           any question as to the enforceability of this provision;
           a statement that arbitration is intended to be the exclusive means for resolving matters
 Jie Yu
Luokung Technology Corp.
June 3, 2019
Page 2
          with your shareholders and that the provision is intended to apply to claims made under the U.S. federal securities laws and the rules and regulations; and
          a statement that investors cannot waive the company's compliance with federal securities laws and the rules and regulations promulgated thereunder. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in
his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                           Sincerely,

FirstName LastNameJie Yu                                   Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameLuokung Technology Corp.
                                                           and Services
June 3, 2019 Page 2
cc:       William N. Haddad, Esq.
FirstName LastName